Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”).

Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Hong Kong prospectus dated October 21, 2020 (the “Prospectus”) issued by GDS Holdings Limited** (the “Company”).

The Company is controlled through weighted voting rights. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting right, or WVR, structure. Particularly, the WVR beneficiary, whose interests may not necessarily be aligned with those of our shareholders as a whole, will be in a position to exert significant influence over the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on the Nasdaq Global Market in the United States under the symbol GDS.

GDS Holdings Limited

萬國數據控股有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited)

(Stock Code: 9698)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

The Company hereby announces that the stabilization period in connection with the Global Offering ended on November 26, 2020, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

J.P. Morgan Securities (Asia Pacific) Limited, as the Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)     over-allocations of an aggregate of 24,000,000 Shares in the International Offering, representing 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option);

(2)     the full exercise of the Over-allotment Option by the Joint Representatives, for themselves and on behalf of the International Underwriters on November 6, 2020 in respect of an aggregate of 24,000,000 Shares, representing 15% of the total number of Offer Shares initially available under the Global Offering (before any exercise of the Over-allotment Option), to cover over-allocation in the International Offering. Please refer to the Company’s announcement dated November 6, 2020 for further details in relation to the exercise of the Over-allotment Option.

There had been no purchase or sale of any Shares on the market for the purpose of price stabilization by the Stabilizing Manager during the stabilization period.

By order of the Board
GDS Holdings Limited**
Mr. William Wei Huang
Chairman and Chief Executive Officer

Hong Kong, November 26, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. William Wei Huang as the chairman, Mr. Sio Tat Hiang as the vice-chairman, Mr. Satoshi Okada, Mr. Bruno Lopez, Mr. Lee Choong Kwong and Mr. Gary J. Wojtaszek as directors, and Mr. Lim Ah Doo, Ms. Bin Yu, Mr. Zulkifli Baharudin, Mr. Chang Sun and Ms. Judy Qing Ye as independent directors.

*                               For identification purposes only

**                       Incorporated in the Cayman Islands with limited liability under the name GDS Holdings Limited and carrying on business in Hong Kong as GDS WanGuo Holdings Limited